SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Amendment No. 2

Under the Securities Exchange Act of 1934

VOYAGER ENTERTAINMENT INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

92908D 10 1

(CUSIP Number)

January 5, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [X] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 9298D 10 1

1 NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Don Tyner

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]

(b) [ ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION         USA

NUMBER OF	(5) SOLE VOTING POWER	680,000
SHARES
BENEFICIALLY	(6) SHARED VOTING POWER	7,256,729
OWNED BY
EACH REPORTING	(7) SOLE DISPOSITIVE POWER	680,000
PERSON WITH
	(8) SHARED DISPOSITIVE POWER	7,256,729

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,256,729 - Common Stock

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

17% - Common Stock

12 TYPE OF REPORTING PERSON*

(IN) INDIVIDUAL

CUSIP No. 92908D 10 1

1 NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Nancy Tyner

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]

(b) [ ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION         USA

NUMBER OF	(5) SOLE VOTING POWER	451,000
SHARES
BENEFICIALLY	(6) SHARED VOTING POWER	6,835,421
OWNED BY
EACH REPORTING	(7) SOLE DISPOSITIVE POWER	451,000
PERSON WITH
	(8) SHARED DISPOSITIVE POWER	6,835,421

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,835,421 - Common Stock

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

16% - Common Stock

12 TYPE OF REPORTING PERSON*

(IN) INDIVIDUAL

CUSIP No. 92908D 10 1

1 NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

First Holdings Company

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]

(b) [ ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION         USA

NUMBER OF	(5) SOLE VOTING POWER	192,308
SHARES
BENEFICIALLY	(6) SHARED VOTING POWER	0
OWNED BY
EACH REPORTING	(7) SOLE DISPOSITIVE POWER	192,308
PERSON WITH
	(8) SHARED DISPOSITIVE POWER	0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

192,308 - Common Stock

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

.5% - Common Stock

12 TYPE OF REPORTING PERSON*

(OO) OTHER - SOLE PROPRIETORSHIP

ITEM 1.

(a) Name of Issuer:

    Voyager Entertainment International, Inc.

(b) Address of Issuer's Principal Executive Offices:

    4483 West Reno Avenue

    Las Vegas, Nevada 89118

ITEM 2.

(a) Names of Persons Filing:

    Don Tyner, United States Citizen

    Nancy Tyner, United States Citizen

    First Holdings Company, a Nevada Sole Proprietorship

(b) Address or Principal Business Office or, if none, Residence:

    Each of the reporting persons and entities has a business address of:

    9807 Highridge

    Las Vegas, Nevada 89134

(c) Citizenship:

    Shown in Item 2 (a) above.

(d) Title of Class of Securities:

    Common Stock, $0.001 par value

(e) CUSIP No.:

    92908D 10 1

ITEM 3.

    NOT APPLICABLE

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Don Tyner

        a. Amount Beneficially Owned: 7,256,729 - Common Stock

        b. Percent of class: 17% - Common Stock

        c. Number of shares as to which such person has:

            i. Sole power to vote or to direct the vote: 680,000

            ii. Shared power to vote or to direct the vote: 7,256,729*

            iii. Sole power to dispose or to direct the disposition of: 680,000

            iv. Shared power to dispose or to direct the disposition of: 7,256,729*

* The shares include: 6,384,421 shares held by Mr. Tyner and Mrs. Tyner jointly and 192,308 shares held by First Holdings Company.

Nancy Tyner

        a. Amount Beneficially Owned: 6,835,421 - Common Stock

        b. Percent of class: 16% - Common Stock

        c. Number of shares as to which such person has:

            i. Sole power to vote or to direct the vote: 451,000

            ii. Shared power to vote or to direct the vote: 6,835,421*

            iii. Sole power to dispose or to direct the disposition of: 451,000

            iv. Shared power to dispose or to direct the disposition of: 6,835,421*

* The shares include: 6,384,421 shares held by Mr. Tyner and Mrs. Tyner jointly.

First Holdings Company

        a. Amount Beneficially Owned: 192,308 - Common Stock

        b. Percent of class: .5% - Common Stock

        c. Number of shares as to which such person has:

            i. Sole power to vote or to direct the vote: 192,308

            ii. Shared power to vote or to direct the vote: 0

            iii. Sole power to dispose or to direct the disposition of: 192,308

            iv. Shared power to dispose or to direct the disposition of: 0

ITEM 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

ITEM 6. Ownership of More than 5 Percent on Behalf of Another Person

        NOT APPLICABLE

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        NOT APPLICABLE

ITEM 8. Identification and Classification of Members of the Group

        NOT APPLICABLE

ITEM 9. Notice of Dissolution of Group

        NOT APPLICABLE

ITEM 10. Certifications

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 13, 2004                                                     Don Tyner

                                                                                                    By: /S/Don Tyner

                                                                                                            Don Tyner

                                                                                                    Nancy Tyner

                                                                                                    By: /S/Nancy Tyner

                                                                                                            Nancy Tyner

                                                                                                    First Holdings Company

                                                                                                    By: /S/Don Tyner

                                                                                                            Don Tyner, President

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Voyager Entertainment International, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

        In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 13th day of February 2004.

                                                                                                Don Tyner

                                                                                                By: /S/Don Tyner

                                                                                                        Don Tyner

                                                                                                Nancy Tyner

                                                                                                By: /S/Nancy Tyner

                                                                                                        Nancy Tyner

                                                                                                First Holdings Company

                                                                                                By: /S/Don Tyner

                                                                                                        Don Tyner, President